                          THIRD ARTICLES OF AMENDMENT
                                      TO
                           THE AMENDED AND RESTATED
                           ARTICLES OF INCORPORATION
                                      OF
                        CONVERGENT COMMUNICATIONS, INC.

                         Pursuant to the Provisions of
           Section 7-110-106 of the Colorado Business Corporation Act


        CONVERGENT COMMUNICATIONS, INC., a corporation organized and existing under the laws of the State of Colorado (the "Corporation"), hereby certifies that, pursuant to authority contained in its Amended and Restated Articles of Incorporation, as amended by each of the First and Second Articles of Amendment (as amended, the "Amended and Restated Articles of Incorporation") and in accordance with Section 7-110-106 of the Colorado Business Corporation Act, the holders of the Corporation's common stock, no par value, and the Corporation's Series A Senior Convertible Preferred Stock duly adopted the following resolution on May 28, 1999. The number of votes cast for the following resolution by each voting group entitled to vote separately on the following resolution was sufficient for approval by that voting group.

        RESOLVED, that Article II of the Corporation's Amended and Restated Articles of Incorporation be amended to include a new Section 3 as follows:

                "3.  Reverse Stock Split.  Upon the date that the Articles of
                     -------------------
        Amendment which include this Section 3 is filed with the Secretary of State of the State of Colorado ("Effective Date"), each two shares of issued and outstanding shares of common stock of this Corporation shall be automatically combined into one share of common stock of this Corporation ("Reverse Stock Split"). In lieu of the issuance of any fractional shares that would otherwise result from the Reverse Stock Split, the Corporation shall pay the cash value of fractions of a share determined by the fair market value of the common stock on the Effective Date as determined by the Board of Directors of the Corporation multiplied by the fractional interest. Following the effectiveness of the Articles of Amendment which include this Section 3, certificates representing the shares of common stock to be outstanding thereafter shall be exchanged for certificates now outstanding pursuant to procedures adopted by the Corporation's Board of Directors and communicated to those who are to receive new certificates."

     Dated:  July 20, 1999

                             CONVERGENT COMMUNICATIONS, INC.


                             By:  __________________________________
                             Name:  Martin E. Freidel
                             Title:  Assistant Secretary


                                       2